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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 TELIGENT, INC.

                                (NAME OF ISSUER)

           CLASS B COMMON STOCK - SERIES 2, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   87959Y-10-3

                                 (CUSIP NUMBER)

                               DR. RAJENDRA SINGH
                             TELCOM VENTURES, L.L.C.
                        211 NORTH UNION STREET, SUITE 300
                              ALEXANDRIA, VA 22314
                                 (703) 706-3800

                                 WITH A COPY TO:

                              HAL B. PERKINS, ESQ.
                                GENERAL COUNSEL,
                             TELCOM VENTURES, L.L.C.
                        211 NORTH UNION STREET, SUITE 300
                              ALEXANDRIA, VA 22314
                                 (703) 706-3800

                                     AND TO:

                            WILLIAM J. PHILLIPS, ESQ.
                              DEWEY BALLANTINE LLP
                           1301 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6092
                                 (212) 259-8000
                                   ----------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                   ----------

                                  APRIL 7, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box
_____________.

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                                  SCHEDULE 13D

CUSIP NO. 87959Y-10-3

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           TELCOM-DTS INVESTORS, L.L.C.
           Tax ID #54-1782321

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) /_/
                                                               (b) /X/
                                                               -------
 3    SEC USE ONLY


 4    SOURCE OF FUNDS

               OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

            NOT APPLICABLE

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                          7.        SOLE VOTING POWER
NUMBER OF                           - 0 -
SHARES
BENEFICIALLY              8.        SHARED VOTING POWER
OWNED BY                            15,477,210
EACH
REPORTING                 9.        SOLE DISPOSITIVE POWER
PERSON                              - 0 -
PERSON
WITH                      10.       SHARED DISPOSITIVE POWER
                                    15,477,210

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,477,210 (SEE ITEM 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      /X/
      SEE ITEM 5.

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.57% (SEE ITEM 5)

 14   TYPE OF REPORTING PERSON

              OO


                                        2
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                                  SCHEDULE 13D

CUSIP NO. 87959Y-10-3

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           TELCOM VENTURES, L.L.C.
           Tax ID #54-1695113

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) /_/
                                                               (b) /X/
                                                               -------

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

               OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
            NOT APPLICABLE

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

                          7.        SOLE VOTING POWER
NUMBER OF                           - 0 -
SHARES
BENEFICIALLY              8.        SHARED VOTING POWER
OWNED BY                            15,477,210
EACH
REPORTING                 9.        SOLE DISPOSITIVE POWER
PERSON                              - 0 -
PERSON
WITH                      10.       SHARED DISPOSITIVE POWER
                                    15,477,210

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,477,210 (SEE ITEM 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      /X/
      SEE ITEM 5.

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.57% (see Item 5)

 14   TYPE OF REPORTING PERSON

              OO


                                        3
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                                  SCHEDULE 13D

CUSIP NO. 87959Y-10-3

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           CHERRYWOOD HOLDINGS, INC.
           Tax ID #54-1314785

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) /_/
                                                               (b) /X/
                                                               -------

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

               OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
            NOT APPLICABLE

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      KANSAS

                          7.        SOLE VOTING POWER
NUMBER OF                           - 0 -
SHARES
BENEFICIALLY              8.        SHARED VOTING POWER
OWNED BY                            15,477,210
EACH
REPORTING                 9.        SOLE DISPOSITIVE POWER
PERSON                              - 0 -
PERSON
WITH                      10.       SHARED DISPOSITIVE POWER
                                    15,477,210

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,477,210 (SEE ITEM 5)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      /X/ SEE ITEM 5.

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.57% (SEE ITEM 5)

 14   TYPE OF REPORTING PERSON

              CO


                                       4

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Item 1.   Security and Issuer.

          Item I of the Schedule 13D (as defined below) is hereby amended by deleting the first two paragraphs thereof and inserting the following two paragraphs at the beginning thereof:

          This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission ("SEC") on December 9, 1997, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on January 19, 2000 (as amended, the "Schedule 13D"). Capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

          The Reporting Persons have entered into a Joint Filing Agreement, dated April 25, 2000, attached hereto as Schedule I.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by inserting the following two paragraphs immediately preceding the last paragraph thereof:

                  "Between January 19 and January 26, 2000 Telcom-DTS
             converted a total of 151,500 shares of Series B-2 Common Stock into Class A Common Stock and sold the shares of Class A Common Stock in the open market pursuant to SEC Rule 144. The purpose of the sales was to raise cash for Telcom-DTS.

                  On April 7, 2000, Telcom-DTS converted 1,000,000
             shares of Series B-2 Common Stock into Class A Common Stock and sold the shares of Class A Common Stock in a registered public offering pursuant to an Underwriting Agreement (the "Underwriting Agreement") dated April 3, 2000 among the Issuer, Telcom-DTS and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), and the other underwriters named therein."

Item 5.      Interest in Securities of the Issuer.

          Item 5 (a) is hereby amended by inserting a new third paragraph, as follows:

                  "Between January 19 and January 26, 2000, Telcom-DTS
             converted a total of 151,500 shares of Series B-2 Common Stock into Class A Common Stock and sold the shares of Class A Common Stock in the open market pursuant to Rule 144 at the following prices per share: $72.75 (10,000); $72.50 (14,500); $71.00 (14,500); $70.90 (12,500); $70.45
             (100,000). In addition, on April 7, 2000, Telcom-DTS converted 1,000,000 shares of Series B-2 Common Stock into Class A Common Stock and sold the shares of Class A Common Stock in a registered public offering pursuant to the Underwriting Agreement at a price per share of $50.00. As a result of these transactions, as of the date hereof, the Reporting Persons beneficially own 15,477,210 shares of Series B-2 Common Stock, which are convertible into 15,477,210 shares of Class A Common Stock. Based upon information set forth in the Issuer's Prospectus Supplement dated April 3, 2000, filed with the SEC on such date, as of such date, and giving effect to the sale of an aggregate of 5,000,000 shares sold in the recent public offering the Issuer had, in the aggregate,


                                   5
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             42,781,419 shares of Class A Common Stock outstanding as
             of April 13, 2000. Assuming conversion of all Class B Common Stock outstanding as of the date hereof (including the shares of Series B-2 Common Stock beneficially owned by the Reporting Persons), the Reporting Persons would beneficially own 26.57% of the total number of shares of Class A Common Stock outstanding upon such conversion.

Item 7.      Material to be Filed as Exhibits.

             The documents which have been filed as Exhibits 1 through 6 to the Schedule 13D are hereby incorporated by reference.

Exhibit 7

         Underwriting Agreement, dated as of April 3, 2000, among Teligent, Inc., Telcom-DTS Investors, L.L.C., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Chase Securities Inc., Deutsche Bank Securities Inc. and Lehman Brothers Inc. and each of the other Underwriters named in Schedule A thereto.*

*This document was filed with the Securities and Exchange Commission by the Issuer as Exhibit 1.1 to its Current Report on Form 8-K filed on April 7, 2000 and is incorporated herein by reference.



                                   6
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                               Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  April 25, 2000

                              CHERRYWOOD HOLDINGS, INC.


                              By:   /s/ Rajendra Singh
                                   ------------------------
                                   Name:  Rajendra Singh
                                   Title: President

                               Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  April 25, 2000

                              TELCOM VENTURES, L.L.C.



                              By:   /s/ Rahul Prakash
                                   ------------------------
                                   Name:  Rahul Prakash
                                   Title: President


                                  8

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                               Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  April 25, 2000

                              TELCOM-DTS INVESTORS, L.L.C.


                              By:    /s/ Rahul Prakash
                                    -------------------------
                                    Name:  Rahul Prakash
                                    Title:  President


                                  9

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                              SCHEDULE I



                        JOINT FILING AGREEMENT


          The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Class B Common Stock, Series 2 of Teligent, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date:  April 25, 2000



                              CHERRYWOOD HOLDINGS, INC.



                              By:    /s/ Rajendra Singh
                                    -----------------------
                                    Name:  Rajendra Singh
                                    Title: President

                              TELCOM VENTURES, L.L.C


                              By:    /s/ Rahul Prakash
                                    -----------------------
                                    Name:  Rahul Prakash
                                    Title: President

                              TELCOM-DTS INVESTORS, L.L.C.



                              By:    /s/ Rahul Prakash
                                    -----------------------
                                    Name:  Rahul Prakash
                                    Title:  President